The Target Portfolio Trust
PGIM Core Bond Fund

AMENDMENT TO MANAGEMENT AGREEMENT

Amendment to Management Agreement made this 13th day of December, 2019 between The Target Portfolio Trust (the Trust), on behalf of its series, PGIM Core Bond Fund, and PGIM Investments LLC (the Manager).

WHEREAS the Trust and the Manager have mutually agreed to revise Paragraph 8 of the Management Agreement, in order to reduce the management fee rate pursuant to which the Trust compensates the Manager for the services provided by the Manager to the PGIM Core Bond Fund under the Management Agreement;

NOW THEREFORE, the parties mutually agree as follows:

1.  The management fee rate schedule appearing in Paragraph 8 is hereby revised by deleting the existing management fee rate applicable to the PGIM Core Bond Fund, and inserting the following new management fee rate schedule for the Fund:

0.320% on average daily net assets to $10 billion;
0.310% on average daily net assets over $10 billion.

2.  The Management Agreement is unchanged in all other respects.

IN WITNESS WHEREOF, the parties hereto have caused this instrument to be executed by their officers designated below as of the day and year first above written.

THE TARGET PORTFOLIO TRUST

By: /s/ Scott E. Benjamin
       Scott E. Benjamin, Vice President

PGIM INVESTMENTS LLC

By: /s/ Stuart S. Parker
      Stuart S. Parker, President